Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-6(b) under the

Securities Exchange Act of 1934, as amended

Filer: Actavis plc

Subject Company: Allergan, Inc.

Form S-4 File No. 333-201242

Explanatory Note: The following contains a transcript from an interview which aired on CNBC Squwak Box on January 30, 2015. A link to a recording of the interview was included in the below email sent to Actavis employees.

Date:	January 30, 2015
To:	All Employees
Re:	Actavis’ Commitment to R&D Featured on CNBC’s Squawk Box

Brent Saunders, CEO and President, highlighted our Company’s long-standing commitment to R&D and innovation earlier today on CNBC’s Squawk Box. In the televised interview, Mr. Saunders also discussed our plans to strengthen this commitment upon the expected close of our combination with Allergan. Click here to view an excerpt of the interview.

FROM THE CNBC SQUAWK BOX INTERVIEW

http://video.cnbc.com/gallery/?video=3000350790

January 30, 2015 | 7:45 a.m. ET

[Host, Andrew Ross Sorkin]:	Welcome back to Squawk Box. Pharmaceutical giant Actavis has done over $100 billion in M&A over the last 12 months alone. Yet, it has had zero inventions. Over the past year, the stock is up over 50%. It just hit an all-time high this week. Actavis CEO Brent Saunders is on the cover of the February 9th issue of Forbes magazine. Do you like that title there? “Wall Street’s Drug Dealer”. And he joins us right now to talk growth, pharma and the future of medicine.

Let me ask you about that, what I just read, which was $100 billion in M&A is huge. But then the next part; the zero inventions part. How are we supposed to think about those two pieces?

[Actavis CEO, Brent Saunders]:	I’m not sure that’s truly accurate. I mean we have, as a company or legacy companies - whether it be Forest or Actavis - have discovered medicines, um, and have launched many medicines. In fact, we’ve launched several last year. We’re gonna launch five or six this year. We just don’t do that basic discovery but innovation is a continuum. And so if we license a very early molecule and we put it into humans, and we do the clinical work, and we get it launched, and we figure out how to make it and scale it up and do all of that work…is that not innovation?

[Sorkin]:	So the interesting question becomes, “What should be the model, though?” I remember when Valeant - who you were competing with - came on our show. We had discussions after discussions about this idea of no R&D. Don’t do any R&D. The R&D should be done effectively by start-ups and you should go buy them. Or you should have larger companies and they’re supposed to do the R&D. What’s the right answer?

[Saunders]:	I think you have to be committed to R&D and innovation to be successful, long-term, in our industry. However, you have to do things that you have a comparable advantage doing. And so, for us, we didn’t have an advantage in discovery. We had plenty of access to early-stage molecules from universities, from ventured-backed companies, and the like. However, as we’re completing the acquisition of Allergan, they have some real deep expertise in discovery in neurotoxins and opthalmology. And we’re gonna keep that. In fact, we’re gonna have a budget for R&D of about $1.7 billion this year.

[Sorkin]:	How much do you think about M&A as just a strategy for the company?

[Saunders]:	So it really isn’t a strategy for our company.

[Sorkin]:	It isn’t?

[Saunders]:	I know we’ve been acquisitive and you can’t argue with that, right?

[Sorkin]:	You’re gonna be one of the top ten drug companies in the world as a function of all of these transactions.

[Saunders]:	That is true. But we never planned to do it. So, for example, Allergan was not part of our strategic plan. It was put in play through a hostile situation. And we were opportunistic because it was available and we had relationship and it fit strategically with what we’re trying to do and we could get it at a fair price. It wasn’t like we were out trying to buy Allergan. It was something that was a remarkable opportunity because it was a company that shouldn’t have been for sale. It was such a well-run company with such great people and such great products.

[Warburg Pincus Partner, Fred Hassan]:	It needs to be also said that Brent did a terrific job turning around Bausch & Lomb when it was Warburg Pincus and he got to learn the eye business very well. And if know the business, then you have more confidence when you make the purchase.

[Host, Becky Quick]:	Can I ask you this though, Fred. I know one of your thoughts is that, in the last ten years, the industry’s been operating in turmoil. It’s been a very difficult time for any business to be out there. Things are changing and shifting. I just wonder how the two of you think this means changes for this industry.

[Hassan]:	Yeah, so Brent what I was saying was that [in] the last ten years, the return on investment from R&D has not been [unintelligible]. And also the industry has had to go through a lot of difficulties with payers and really some big restructuring issues as well. Overall, SG&A is now down quite a bit. I think about 1000 basis points down. And the industry has restructured. But the big controversy is: Is this a time to invest in R&D, because we have all the sciences coming together and the IT coming together, or is this a time to be more watchful and just opportunistic when things come along?

[Saunders]:	No I think it is a time to invest. However, I do think there is turmoil - as Becky said - in the industry. Mainly because there’s over capacity. There’s ver capacity in the commercial side of the business. There’s over capacity in the R&D side of the business. And so kind of basic economics, right? As pressures comes into the system, as the customers consolidate - hospitals, retailers, wholesalers, PBMs consolidate - you’re gonna need to take some of that slack capacity out of the market. And so should you have seven or eight drug companies targeting the same molecule and same mechanism of action? Or should you have two or three? And that’s how you get “me-too” drugs, right? And so there’s a lot of money that’s spent unnecessarily, um, because there’s so much capacity in the market.

[Hassan]:	The counter-argument would be that, if you have five or six products, then you have Express Scripts doing a bit of a reverse auction.

[Host, Joe Kernen]:	Andrew wrote a huge piece on the Valeant model vs. the way you’re supposed to do things. And I think it was classic Andrew because it was about the social value of what a drug company is intended to do. Is it intended to do roll-ups and cut costs and reward shareholders? Or is it intended to spend a lot of money on research, whether you win or not, because the public good is served down the road from maybe sometimes not the most profitable ventures?

[Saunders]:	Yeah I mean look, I have deep respect for Valeant. They’ve created tremendous shareholder value. I just don’t necessarily agree with that business model. Because at the end of the day we have to invest in R&D. It’s the only way to get sustainable growth and ultimately get that shareholder return. And also you have the side benefit of doing good things for society.

[Sorkin]:	We’ve been dancing around one issue at this table. We haven’t really gotten into pricing. Where do both of you really stand on who should… I mean, we’ve talked about how Medicare…it’s very hard to push your prices down. Should there be a mechanism that allows us to have lower prices in the United States, for example?

[Saunders]:	Look, I believe in a free market. I believe that if we continue to allow for a free market that it will cause us to want to continue to climb the innovation scale, take greater risks, look for some of these tougher unmet medical needs.

[Kernen]:	That’s the issue though, Brent. If Medicare can’t negotiate prices, it’s not a free market. It’s almost crony capitalism. That was the whole point. Is that a problem?

[Saunders]:	Well, I think you have to look at how the system actually works because, when you think of Medicare, Medicare mostly pushes their formularies down to a United

Healthcare, an Optim, or what-have- you. They go through a rigorous process [interrupted]. It’s not just crony capitalism. There’s a lot of intermediaries that play in this [interrupted].

[Kernen]:	You know a lot of drug companies signed onto Obamacare because they knew that this was going to be the outcome. That they wouldn’t be subject to being negotiated down by Medicare.

[Saunders]:	Yeah, but I gotta tell you in the Medicare Part D plans, we feel the pressure all the time. We have a Medicare Part D drug. We feel a lot of pricing pressure and we have to negotiate with the health plans to get that coverage.

[Sorkin]:	Your margin in the U.S. relative to elsewhere, broadly speaking, is what? What’s the difference?

[Saunders]:	It’s better.

[Quick]:	I’ve never somebody actually give you an answer.

[Sorkin]:	Nobody’s given me this answer. Is it ten percent higher? Is it fifty percent higher? Is it one hundred percent higher?

[Saunders]:	We don’t report it that way.

[Sorkin]:	But you know the answer?

[Saunders]:	Of course we know the answer.

[Sorkin]:	But you don’t wanna tell us.

[Saunders]:	I’d have to give it to you more accurately. We have to follow the rules. But, um, at the end of the day it is better here. But this is why all of the innovation is here. This is why the science jobs are here.

[Sorkin]:	You’re no longer running one of these companies. Can you tell us what the margin is…?

[Hassan]:	The margins are higher in the U.S. because the innovative drugs get paid for. There’s reward for innovation in the U.S. But if you look at a market basket of products vs. Canada, let’s say, it’s not a lot different. Because generics are a lot more expensive in Canada. Because they have a local industry that they protect.

[Sorkin]:	So the big picture might not be so simple.

[Hassan]:	The innovation is still what really matters here. Because American patients get access to innovation much faster than anywhere else in the world.

[Saunders]:	Biopharma innovation here is a national treasure that we have to protect.

[Sorkin]:	Brent thank you for being here.

END

Actavis Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Actavis’ estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Actavis’ current perspective of existing trends and information as of the date of this communication. Forward looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. Such forward-looking statements include, but are not limited to, statements about the benefits of the Allergan acquisition, including future financial and operating results, Actavis’ or Allergan’s plans, objectives, expectations and intentions and the expected timing of completion of the transaction. It is important to note that Actavis’ goals and expectations are not predictions of actual performance. Actual results may differ materially from Actavis’ current expectations depending upon a number of factors affecting Actavis’ business, Allergan’s business and risks associated with acquisition transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the Allergan acquisition; subsequent integration of the Allergan acquisition and the ability to recognize the anticipated synergies and benefits of the Allergan acquisition; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the acquisition), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Actavis shareholder approvals; the risk that a condition to closing of the Allergan acquisition may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Actavis shares to be issued in the transaction; the anticipated size of the markets and continued demand for Actavis’ and Allergan’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; market acceptance of and continued demand for Actavis’ and Allergan’s products; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Actavis’ and Allergan’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; changes in tax laws or interpretations that could increase Actavis’ consolidated tax liabilities; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Actavis’ periodic public filings with the Securities and Exchange Commission, including but not limited to Actavis’ Annual Report on Form 10-K for the year ended December 31, 2013, as amended by Actavis’ Current Reports on Form 8-K filed on May 20, 2014 and December 5, 2014, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, in Warner Chilcott Limited’s Registration Statement on Form S-4 effective as of October 15, 2014, and the related prospectus, and from time to time in Actavis’ other investor communications. Except as expressly required by law, Actavis disclaims any intent or obligation to update or revise these forward-looking statements.

Important Information for Investors and Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between Actavis and Allergan, Actavis has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendment No. 1 thereto, that contains a joint proxy statement of Actavis and Allergan that also constitutes a prospectus of Actavis. The registration statement was declared effective by the SEC on January 26, 2015. Each of Actavis and Allergan will commence mailing the joint proxy statement/prospectus to its shareholders or its stockholders on or around January 28, 2015. INVESTORS AND SECURITY HOLDERS OF ACTAVIS AND ALLERGAN ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT HAVE BEEN FILED OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders are able to obtain free copies of the registration statement and the joint proxy statement/prospectus and other documents filed with the SEC by Actavis and Allergan through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Actavis are available free of charge on Actavis’ internet website at www.Actavis.com or by contacting Actavis’ Investor Relations Department at (862) 261-7488. Copies of the documents filed with the SEC by Allergan are available free of charge on Allergan’s internet website at www.Allergan.com or by contacting Allergan’s Investor Relations Department at (714) 246-4766.

Participants in the Merger Solicitation

Actavis, Allergan, their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Actavis and Allergan shareholders in connection with the proposed merger is set forth in the joint proxy statement/prospectus. Information about the directors and executive officers of Allergan is set forth in its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 26, 2014 and certain of its Current Reports on Form 8-K. Information about the directors and executive officers of Actavis is set forth in Actavis’ proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014 and certain of Actavis’ Current Reports on Form 8-K. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the joint proxy statement/prospectus filed with the above-referenced registration statement on Form S-4 and other relevant materials to be filed with the SEC when they become available.